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EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

                                           Nine Months Ended
                                              September 30,                              Year Ended December 31,
                                       ------------------------   -----------------------------------------------------------------
                                           2003         2002          2002         2001           2000         1999         1998
                                       -----------  -----------   -----------  -----------    -----------  -----------  -----------
Income (loss) before income taxes,
   equity in earnings of
   non-consolidated affiliates and
   extraordinary item                  $ 1,598,708  $   892,421   $ 1,191,261  $(1,259,390)   $   688,384  $   220,213  $   117,922
Dividends and other received from
   nonconsolidated affiliates                8,477        3,207         6,295        7,426          4,934        7,079        9,168
                                       -----------  -----------   -----------  -----------    -----------  -----------  -----------

Total                                    1,607,185      895,628     1,197,556   (1,251,964)       693,318      227,292      127,090

Fixed Charges
Interest expense                           294,455      326,652       432,786      560,077        413,425      192,321      135,766
Amortization of loan fees                        *        9,535        12,077       14,648         12,401        1,970        2,220
Interest portion of rentals                244,891      210,787       293,831      270,653        150,317       24,511       16,044
                                       -----------  -----------   -----------  -----------    -----------  -----------  -----------

Total fixed charges                        539,346      546,974       738,694      845,378        576,143      218,802      154,030

Preferred stock dividends
Tax effect of preferred dividends               --           --            --           --             --           --           --
After tax preferred dividends                   --           --            --           --             --           --           --
                                       -----------  -----------   -----------  -----------    -----------  -----------  -----------

Total fixed charges and preferred
   dividends                               539,346      546,974       738,694      845,378        576,143      218,802      154,030

Total earnings available for payment
   of fixed charges                    $ 2,146,531  $ 1,442,602   $ 1,936,250  $  (406,586)   $ 1,269,461  $   446,094  $   281,120
                                       -----------  -----------   -----------  -----------    -----------  -----------  -----------

Ratio of earnings to fixed charges            3.98         2.64          2.62           **           2.20         2.04         1.83
                                       -----------  -----------   -----------  -----------    -----------  -----------  -----------

Rental fees and charges                    699,689      602,249       839,516      773,293        429,476      306,393      200,550
Interest component                              35%          35%           35%          35%            35%           8%           8%

* Amortization of loan fees is included in Interest expense beginning January 1, 2003.

** For the year ended December 31, 2001, fixed charges exceeded earnings before income taxes and fixed charges by $1.3 billion.